Wizard World, Inc.
1350 Avenue of the Americas, 2nd Fl.
New York, NY 10019

February 18, 2011

Ms. Susann Reilly
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wisard World, Inc. Form 8-K Filed December 14, 2010 File No. 000-33383

Dear Ms. Reilly:

By letter dated December 15, 2010, the staff (the “Staff,” “you” or “your”) of the United States Securities & Exchange Commission (the “Commission”) provided Wizard World, Inc. (f/k/a GoEnergy, Inc.) (the “Company,” “we,” “us” or “our”) with its comments on the Company’s Form 8-K filed on December 14, 2010. We are in receipt of your letter and set forth below the Company’s responses to the Staff’s comments.  For your convenience, the questions are listed below, followed by the Company’s response.

1. The financial statements presented in the Form 8-K do not comply with SEC rules and requirements.  In the transaction whereby KTC Corp. acquired from KTC LLC the production rights to multiple Comic Cons in exchange for 16.0 million shares, it appears to us that KTC Corp. has succeeded to the business of KTC LLC and that this transaction is one of the entities under common control.  Accordingly, in addition to the existing financial statements of KTC Corp., please amend the Form 8-K to provide audited financial statements of KTC LLC for the two most recent fiscal years and unaudited financial statements for the subsequent interim period.

RESPONSE:

The audited financial statements for KTC, LLC have been included in the amended filing.  KTC LLC was formed on April 17, 2009.  KTC LLC is yet to establish a bank account and never managed a Comic Con event during the period from inception to date.  From inception to date, the only transactions that KTC LLC entered into were to acquire the production rights of 10 local Comic Con events (attached as Schedule 1).  In consideration for the rights to produce these local Comic Con events, KTC LLC provided the sellers of the production rights exhibitor rights, free of charge, at each Comic Con event held at such location.

KTC Corp. issued 16.0 million shares of common stock not only to acquire these production rights, but to also compensate the management team of KTC LLC to commit to developing and growing the Comic Con business of KTC Corp.  The management team of KTC Corp did not provide any value to the production rights that were acquired.

2. When a reverse merger occurs, a change in accountants is presumed to have occurred as well unless the same auditor audited the pre-merger financial statements of both the registrant and the operating company.  The successor auditor is presumed to be the one who will audit the post-merger financial statements.  We note that GoEnergy, Inc. and KTC Corp. had separate auditors.  Please amend the Form 8-K to provide all information required by Item 304 of Regulation S-K.

RESPONSE:

When we closed the share exchange between our Company and Kick the Can Corp. on December 7, 2010, our Form 10-Q for the three month period ended October 31, 2010 was due on December 15, 2010.  Because our then current auditor Seale & Beers, CPAs had already begun reviewing our Form 10-Q, we decided to continue our engagement with Seale & Beers until after our Form 10-Q was filed. We have since filed on February 8, 2011 a Form 8-K satisfying the requirements of Item 304 of Regulation 8-K.

The Company acknowledges that:

·	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Sincerely,

/s/ Gareb Shamus
Gareb Shamus
President and Chief Executive Officer

SCHEDULE I

1.	Atlanta Comic Con;
2.	Big Apple Comic Con;
3.	Cincinnati Comic Con;
4.	Connecticut Comic Con;
5.	Nashville Comic Con;
6.	New England Comic Con;
7.	North Coast Comic Con;
8.	Toronto Comic Con;
9.	the Mid Ohio Comic Con; and
10.	Houston Comic Con.